Exhibit 99(b)

PRESS RELEASE

FOR IMMEDIATE RELEASE
TUESDAY
JANUARY 18, 2000

CONTACT PERSON:
                                                                             STACY DUCKETT, VICE PRESIDENT
                                                                             INVESTOR RELATIONS
                                                                             TCBY ENTERPRISES, INC.
                                                                             (501) 688-8229

TCBY REPORTS OPERATING RESULTS FOR 1999

LITTLE ROCK, AR - (Tuesday, January 18, 2000) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced sales and franchising revenues for 1999 increased to $109,166,389 from $106,979,276 for 1998. Net income for 1999 was $7,244,066, or $.32 per basic share and $.31 per diluted share, as compared to $10,195,612, or $.44 per basic share and $.43 per diluted share, for 1998. The 1998 results include a pre-tax gain on the sale of Company assets of approximately $2.1 million, and a pre-tax charge of approximately $1 million related to the settlement of claims by a private label customer.

Sales and franchising revenues for the fourth quarter of 1999 were $23,535,509 as compared to $24,004,733 for the same period of 1998. Net income for the fourth quarter of 1999 increased to $573,983, or $.03 per share (basic and diluted), from $250,989, or $.01 per share (basic and diluted), for the same period of 1998. Net income for the fourth quarter of 1998 included the pre-tax charge of approximately $1 million noted above.

The Company continued its strategy of opening TCBY locations in conjunction with other food and petroleum operations during 1999. The Company opened a total of 408 new locations during the year. However, the benefits of these locations were offset by the closing of TCBY locations and a decline in the sales of frozen dessert products by existing TCBY locations. While additional existing locations are expected to close, the Company is introducing new products and marketing strategies intended to improve the revenues of existing locations. There were 3,008 TCBY and Juice Works locations at the conclusion of 1999. The Company has approximately 300 locations under agreement for development, many of which are expected to open in 2000. In addition, there are several thousand retail points of sale for TCBY products, both domestically and abroad.

The Company expanded its manufacturing of private label and retail products during 1999 as sales increased by 23 percent. However, the implementation of production of several new products at the Company's manufacturing facility resulted in higher labor expenses and start up costs, which negatively impacted the gross margins of these products. The Company has taken steps to improve manufacturing performance in 2000 including re-engineering of certain lines and installation of improved equipment.

Frank D. Hickingbotham, Chairman and Chief Executive Officer, said, "The development of new TCBY co-branded locations and expansion of private label manufacturing continued throughout 1999. However, these advances were offset by sales declines at the existing units. The Company is currently conducting meetings throughout the United States, introducing several new products and marketing strategies that we believe have the potential to improve the sales in our existing units if properly executed by our franchise community. While we are operating in a highly competitive environment, we will continue to pursue and evaluate opportunities to help the franchisees and improve shareholder value."

The forward-looking statements contained in this release are based on certain assumptions regarding U.S. and foreign economic conditions, no significant disruptions of business related to the distribution systems for the Company's products, competition, cost of raw materials, unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products; franchises locations under the TCBY and Juice Works brands; and markets foodservice equipment.

TCBY Enterprises, Inc
Selected Financial Highlights
($000, Except Per Share Amounts)

(Unaudited)

	Quarter Ended		Year Ended
	Nov. 28	Nov. 29	Nov. 28	Nov. 29
	1999	1998	1999	1998

Operating Results
Sales & Franchising Revenue	$23,536	$24,005	$109,166	$106,979
Net Income	$574	$251	$7,244	$10,196
Basic Earnings Per Share	$.03	$.01	$.32	$.44
Average Shares Outstanding	22,896	23,055	22,884	23,231
Diluted Earnings Per Share	$.03	$.01	$.31	$.43
Diluted Shares	22,920	23,477	23,148	23,918
Dividends Paid Per Share	$.05	$.05	$.20	$.20

	November 28	November 29
	1999	1998

Financial Position
Current Assets	$43,657	$46,833
Current Liabilities	$8,247	$11,984
Property, Plant & Equipment, net	$33,463	$35,992
Total Assets	$91,145	$94,453
Long-term Debt, less current portion	$994	$2,953

Stockholders' Equity	$111,105	$107,626
Less Treasury Stock	$(32,536)	$(31,430)
Total Stockholders' Equity	$78,569	$76,196